Toliao Ioroi Holding, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Toliao Ioroi Holding, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 28, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	100,500	21,556
Loan Receivable	110,379	113,053
Inventory	2,626	14,265
Other Assets	5,000	
Total Current Assets	218,505	148,873
Non-current Assets		
Furniture, Equipment, vehicles, and Leasehold Improvements, net of Accumulated Depreciation	85,652	94,192
Security Deposits	4,185	4,185
Total Non-Current Assets	89,837	98,378
TOTAL ASSETS	308,342	247,251
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	43,558	47,267
Loans Payable	732,592	394,372
Sales Tax Payable	26,868	8,223
Total Current Liabilities	803,018	449,862
TOTAL LIABILITIES	803,018	449,862
EQUITY		
Member Capital	17,000	17,000
Accumulated Deficit	(511,677)	(219,612)
Total Equity	(494,677)	(202,612)
TOTAL LIABILITIES AND EQUITY	308,342	247,251

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	682,692	1,219,925
Cost of Revenue	274,949	460,748
Gross Profit	407,743	759,177
Operating Expenses		
Advertising and Marketing	32,274	31,290
General and Administrative	674,654	678,188
Rent and Lease	54,926	60,768
Depreciation	13,009	37,440
Total Operating Expenses	774,863	807,686
Operating Income (loss)	(367,119)	(48,509)
Other Income		
Grants and Forgiven Loans	107,255	13,360
Total Other Income	107,255	13,360
Other Expense		
Interest Expense	32,201	32,232
Total Other Expense	32,201	32,232
Provision for Income Tax	-	-
Net Income (loss)	(292,065)	(67,380)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(292,065)	(67,380)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	13,009	37,440
Accounts Payable	(3,709)	12,640
Sales Tax	18,645	(14,693)
Accounts Receivable	-	5,415
Prepaids	11,640	(14,265)
Other	(5,000)	(2,089)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	34,585	24,450
Net Cash provided by (used in) Operating Activities	(257,481)	(42,931)
INVESTING ACTIVITIES		
Loans to (repayments from) Related Parties	2,674	(71,134)
Furniture & Fixtures	-	(5,000)
Leasehold Improvements	-	(22,694)
Machinery and Equipment	(4,469)	-
Net Cash provided by (used by) Investing Activities	(1,795)	(98,828)
FINANCING ACTIVITIES		
Loan Proceeds (repayments, Net)	338,220	116,676
Net Cash provided by (used in) Financing Activities	338,220	116,676
Cash at the beginning of period	21,556	46,638
Net Cash increase (decrease) for period	78,945	(25,082)
Cash at end of period	100,500	21,556

Statement of Changes in Member Equity

| | Member Capital | | Total |
	$ Amount	Accumulated Deficit	Member Equity
Beginning Balance at 1/1/19	17,000	(152,231)	(135,231)
Net Income (Loss)	-	(67,380)	(67,380)
Ending Balance 12/31/2019	17,000	(219,612)	(202,612)
Net Income (Loss)	-	(292,065)	(292,065)
Ending Balance 12/31/2020	17,000	(511,677)	(494,677)

Toliao Ioroi Holding, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Toliao Ioroi Holding, LLC ("the Company") was formed in California on December 19th, 2011. The Company operates as a modern California cuisine restaurant in San Francisco and earns revenue via the restaurant's food and beverage sales.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital to expand to an additional brick and mortar location.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue through the sale of food and beverage at its restaurant. Revenue is recognized at the point of sale or once customers finish their meals. The Company's performance obligation is satisfied once the meals and/or beverages have been produced and delivered to the customer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Category	Useful Life	Cost	Accumulated Depreciation	Book value as of 12/31/20
Furniture & Fixtures	7	33,880	(32,762)	1,118
Machinery & Equipment	5	20,714	(6,140)	14,574
Vehicles	5	19,218	(17,051)	2,167
Leasehold Improvements	15	162,238	(94,444)	67,793
Total		236,050	(150,398)	85,652

Loan Receivable

The Company had outstanding $110k in loans to 3rd parties as of December 31st, 2020. The balance accrued no interest and has since been repaid as of the date of these financials.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is an LLC taxed as a C Corp. The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No Transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

As of December 31st, 2020, loans payable consisted of the following

Loan Payable	Amount as of 12/31/20
SBA EIDL Loan	464,400
Main Street Launch Loan	207,540
Funding Circle Loan	30,701
Square Loan	29,952
Total	*732,592*

SBA EIDL Loan - The Company has entered into a disaster relief loan with the Small Business Administration totaling $464k. The amount accrues interest at 3.75% and requires monthly payments until maturity in 2050 of $2k which are currently deferred. The loan is collateralized by all company assets.

Mainstreet Launch Loan – The Company had outstanding loans of $207,540 with an interest rate of 7.25% and a maturity date of October 22, 2028. This loan requires monthly payments of $3,003.

Funding Circle. This loan was paid off as of the date of these financials.

Square Loan. This loan was paid off as of the date of these financials.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	Amount
2021	90,611
2022	31,881
2023	33,934
2024	36,129
2025	38,476
Thereafter	501,562

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 28, 2021, the date these financial statements were available to be issued.

The Company received an additional $30k in EIDL loans mentioned in Note 5.

The Company received $100k in loans at 0% interest with maturities ranging from 5-6 years.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.